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                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.



Contact:   Sonya Chan
           Director of Communications
           iPrint Technologies, inc.
           SChan@iPrint.com
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           650.298.8500, ext. 2581


FOR IMMEDIATE RELEASE
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            IPRINT REGAINS COMPLIANCE WITH NASDAQ'S MINIMUM PUBLIC
                               FLOAT REQUIREMENT

(Menlo Park, CA - July 13, 2001) - iPrint Technologies, inc. (Nasdaq: IPRT), the leading online printing technology and infrastructure provider, today reported that on July 9, 2001, the company received a letter from Nasdaq indicating the company's public float had exceeded $5 million for 10 consecutive trading days, thus bringing iPrint into compliance with this listing criterion.

iPrint will still meet with the Nasdaq Listing Qualifications Panel on July 26th to address the $1 minimum bid per share listing criterion and potential reverse merger issues related to its intended merger with Wood Associates. As such, iPrint has rescheduled its Q2 2001 earnings conference call to Monday, July 30th at 2:30 pm (PDT) and may comment in the call on its presentation at the hearing.

iPrint's stock will continue to be traded on the Nasdaq National Market pending the final decision by the Listing Qualifications Panel.

About iPrint Technologies, inc.

Founded in 1996, iPrint Technologies, inc. is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print buying process, serving such companies as Intel, 3M, Microsoft, OfficeMax, Oracle, and PeopleSoft. iPrint's technology integrates into e-procurement platforms, streamlining the cost of ordering professional printing and improving the overall ROI of e-procurement efforts. iPrint's technology also powers the award-winning, branded Web site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint Technologies, inc. can be reached at http://www.iPrint.com.
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(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites
Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

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iPrint is a registered trademark of iPrint Technologies, inc. Other marks are property of their respective owners.


Caution Required by Certain SEC Rules

Investors and security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other
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documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.
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